

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2021

Brian Doxtator
Chief Executive Officer
Commonwealth Thoroughbreds LLC
1450 North Broadway
Lexington, Kentucky 40505

> **Re: Commonwealth Thoroughbreds LLC**
> **Amendment No. 1 to Post-Qualification Amendment No. 2 to Offering**
> **Statement on Form 1-A**
> **Filed June 11, 2021**
> **File No. 024-11130**

Dear Mr. Doxtator:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 27, 2021 letter.

Amendment No. 1 to Post-Qualification Amendment No. 2 Filed June 11, 2021

General

1. We reissue our prior comment 1. We note from your revised disclosure that it appears you sent to your subscribers the reconfirmation notice stating your intent to lower the minimum offering amount for the Series OL2018 offering. Further, you indicate that certain subscribers elected to rescind their offers.

    As we previously indicated, such an approach is not permitted under Exchange Act Rule 10b-9. See the Tucson Hotel Associates no-action letter (Apr. 11, 1985) issued by the Division of Market Regulation (stating, "[i]t is the position of the Division of Market

Regulation that under Rule 10b-9 an issuer that reduces the specified minimum number of units to be sold in an offering must return all funds to the subscribers. We believe that a reconfirmation procedure is inappropriate in this context."). Because you informed investors of your intent to reduce the specified minimum number of units to be sold, the original Series OL2018 offering is deemed to be terminated and all funds must be returned to Series OL2018 subscribers.

Please revise your disclosure to reflect the fact that the reconfirmation notice sent to subscribers resulted in the termination of the Series OL2018 offering and that the initiation of a new offering of Series OL2018 interests can occur only after investor funds have been returned and in connection with the qualification of this post-qualification amendment. Please also be sure to return funds to all subscribers, not just those who have rescinded to date, and confirm to us in your response to this letter that you have done so.

2. We note your response to our prior comment 2 and reissue our comment. Rule 251(b)(4) of Regulation A precludes investment companies registered or required to be registered under the Investment Company Act from using Regulation A. Because Series Country Grammer has been set up in reliance on Section 18-215 of the Delaware Limited Liability Company Act, we examine on a series by series basis for 1940 Act purposes. Please provide your analysis on whether the Co-Ownership Agreement for Country Grammer is an "investment security," as defined in Section 3(a)(2) of the Investment Company Act. In your response, include relevant case law, no-action letters, or other authorities.

3. We note your disclosure in response to our prior comment 4 that the company will notify subscribers for Series Country Grammer individually via email that an interim closing has occurred, the total interest in Country Grammer then held by the Series, and any related changes. Please tell us how you intend to update your offering circular, by filing either a supplement or a post-qualification amendment, to update both subscribers and prospective investors.

Please contact Taylor Beech at 202-551-4515 or Charles Guidry at 202-551-3621 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Patricia M. Plavko, Esq.